Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Income from continuing operations	$1,709	$2,604	$4,104	$7,384
Additions:
Fixed charges
Interest expense	15,930	14,886	47,944	43,983
Capitalized interest	124	392	607	1,250
	16,054	15,278	48,551	45,233
Deductions:
Capitalized interest	(124)	(392)	(607)	(1,250)
Adjusted earnings	17,639	17,490	52,048	51,367
Fixed charges (from above)	$16,054	$15,278	$48,551	$45,233
Ratio of earnings to fixed charges	1.10	1.14	1.07	1.14

Note: Certain prior period amounts have been reclassified to conform to the current period presentation due to the reclassification of certain properties as discontinued operations (see note 3 to the consolidated financial statements).

Debt service coverage ratio:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income attributable to the controlling interests	$5,840	$9,561	18,438	$20,750
Additions:
Interest expense (1)	16,259	16,049	48,929	47,477
Real estate depreciation and amortization (1)	24,383	26,218	75,489	77,803
Income tax expense	6	17	30	188
Non-real estate depreciation	203	254	614	783
	40,851	42,538	125,062	126,251
Deductions:
Gain on sale of real estate	—	(3,724)	(3,195)	(3,724)
Adjusted EBITDA	46,691	48,375	140,305	143,277
Debt service
Interest expense	16,259	16,049	48,929	47,477
Principal amortization	823	1,250	2,466	4,150
	$17,082	$17,299	$51,395	$51,627
Debt service coverage ratio	2.73	2.80	2.73	2.78
(1) Includes discontinued operations